FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE S.A.

Resolutions of the 2018 Annual General Assembly of NBG

National Bank of Greece (‘NBG’) announces that the Annual General Meeting of its shareholders was held today, 26 July 2018, at 11:00 a.m., at the Hotel Grande Bretagne, 1 Vassileos Georgiou A’ Str., Syntagma Square, Athens.

The General Meeting convened with a quorum of:

•                 in respect of items 3-11 of the Agenda, 66.67% of total common voting shares [with the exception of common shares issued in favor of the HFSF (article 7a par. 2 of Law 3864/2010)];

•                 in respect of items 1-2 of the Agenda, 67.16% of total common voting shares [including the common shares issued in favor of the HFSF (article 7a par. 3 of Law 3864/2010],

and adopted the following resolutions:

•                  Approved the amendment of a series of Articles of the Bank’s Articles of Association.

•                  Approved the (i) increase of the share capital by EUR 0.90, due to capitalization of an equal part of the Bank’s special reserve of Article 4.4a of Codified Law 2190/1920, and (ii) increase of the nominal value of each common registered voting share of the Bank from EUR 0.30 to EUR 3.00 and reduction of the aggregate number of the Bank’s old common registered shares from 9,147,151,527 to 914,715,153 new common registered shares with voting rights by means of a reverse split at a rate of ten (10) old common shares of the Bank to one (1) new common share of the Bank. Furthermore, it decided to amend accordingly article 4 of the Bank’s Articles of Association and to grant relevant authorities.

•                  Approved, following submission of the Board of Directors’ and the Auditors’ Reports, the Annual Financial Statements of the Bank and the Group for the financial year 2017 (1.1.2017 — 31.12.2017).

•                  Discharged the members of the Board of Directors and the Auditors of the National Bank of Greece S.A., NBG Bancassurance S.A. (absorbed through merger) and NBG Training Center S.A. (absorbed through merger), from any liability for indemnity regarding the Annual Financial Statements and management for the year 2017 (1.1.2017 — 31.12.2017).

•                  Elected certified auditors “PriceWaterhouseCoopers (PwC)” to undertake the audit of the Annual and Semi-Annual Financial Statements of the Bank and the Financial Statements of the Group for the year 2018, and authorized the Board of Directors to determine their remuneration, following proposal of the Audit Committee.

•                  Elected a new Board of Directors with a term of 3 years, i.e. through to the AGM of 2021, pursuant to a) the Bank’s Articles of Association, b) the Corporate Governance Code and the Board Nominations Policy in force, and c) the legal and regulatory framework and in particular the provisions of Law 3016/2002, Law 4261/2014, Law 3864/2010, as in force, and the Relationship Framework Agreement (RFA) between the Bank and the Hellenic Financial Stability Fund (“HFSF”). Accordingly, the Board is composed of the following 11 members:

Members:

• Mr. Costas Michaelides

• Mr. Paul Mylonas

• Mr. Dimitrios Dimopoulos

• Mr. Panagiotis Dasmanoglou

• Mr. Yiannis Zographakis

Independent non-executive members:

• Mr. Claude Piret

• Mr. Haris Makkas

• Ms. Eva Cederbalk

• Mr. Andrew McIntyre

• Mr. John McCormick

HFSF Representative under Law 3864/2010:

• Mr. Periklis Drougkas, Hellenic Financial Stability Fund Representative

It is noted that the election of members of the Board of Directors is subject to constant review and approval by the European Central Bank Single Supervisory Mechanism (SSM).

•                  Approved the remuneration of the Board of Directors of the Bank for the financial year 2017 (pursuant to Article 24 par. 2 of Codified Law 2190/1920), determined the remuneration of the Chairman of the Board and the executive and non-executive Board members through to the AGM of 2019, approved, for the financial year 2017, the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2019, and approved the contracts of the Bank with members of the Board, under Article 23a of Codified Law 2190/1920.

•                  Granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

•                  Elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2019, Mr. Andrew McIntyre (Chairman of the Audit Committee), Mr. Claude Piret (Vice-Chairman of the Audit Committee), Mr. Haris Makkas, Ms Eva Cederbalk and Mr. Periklis Drougkas.

Athens, July 26th, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 26th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 26th, 2018

Director, Financial Division